Exhibit (a)(5)(O)

Date:	December 7, 2016

To:	Employees, Former Employees and Consultants Holding Equity Awards

From:	Yvonne Brazil Director, Stock Administration

Subject:	Treatment of Equity Awards Issued Under the TubeMogul, Inc. 2007 Equity Compensation Plan, as amended, and the TubeMogul, Inc. 2014 Equity Incentive Plan (together, the “Equity Plans”) in Connection with our Merger

TubeMogul, Inc. (the “Company”) has entered into an agreement and plan of merger, dated November 10, 2016 (the “Merger Agreement”), by and among the Company, Adobe Systems Incorporated (“Parent”), and Tiger Acquisition Corporation, a wholly owned subsidiary of Parent (the “Purchaser”), pursuant to which, among other things: (1) each outstanding share of common stock, $0.001 par value, of the Company (“Common Stock”) (other than shares of Common Stock to be cancelled in accordance with the Merger Agreement or shares that have properly demanded appraisal for such shares in accordance with Delaware law) shall be converted into the right to receive $14.00 in cash, without interest (the “Merger Consideration”); and (2) the Purchaser will merge with and into the Company (the “Effective Time”), whereupon the separate existence of the Purchaser will cease and the Company will be the surviving corporation in the merger (the “Merger”). At the completion of the Merger, the Company will no longer be a publicly-traded company.

What does this mean to you? Effective as of the closing of the Merger, if Parent elects to do so, Parent may assume any or all of the Equity Plans or merge any or all of the Equity Plans into an equity incentive plan of Parent. Also, at that time:

1.	Each holder of an outstanding, unexercised and vested (or required to vest as a result of the Merger) stock option with an exercise price per share that is lower than the Merger Consideration will become entitled to receive a cash payment;

2.	Each holder of an outstanding and vested (or required to vest as a result of the Merger) restricted stock unit will become entitled to receive a cash payment;

3.	Each outstanding and unexercised stock option with an exercise price per share that equals or exceeds the Merger Consideration shall be cancelled, without any payment therefor;

4.	Each outstanding, unexercised and unvested stock option (an “Unvested Option”) that is held by a current employee of the Company or any subsidiary of the Company will be assumed or replaced by Parent and will, as they vest, become exercisable for shares of Parent common stock;

5.	Each outstanding and unvested restricted stock unit (an “Unvested RSU”) that is held by a current employee of the Company or any subsidiary of the Company will be assumed or replaced by Parent and will, as they vest, become a restricted stock unit in respect of shares of Parent common stock; and

6.	Each Unvested Option and Unvested RSU that is not held by a current employee of the Company or any subsidiary of the Company will be accelerated and treated as a vested stock option or vested restricted stock unit, as applicable.

The cash-out of equity awards contemplated under items 1 and 2 above will occur as soon as practicable after the Merger is completed (but no later than ten business days after the Effective Time or the first payroll date after the Effective Time).

This cover letter and the attached questions and answers are being distributed to you for information purposes only to assist you in understanding the treatment of your equity awards. They are intended to provide general information only and are qualified by the exact language of the Merger Agreement and in the event of a conflict between the terms of this cover letter, the attached questions and answers, and the Merger Agreement, the terms of the Merger Agreement shall control. You may obtain a copy of the Merger Agreement via the Company’s website at: http://investor.tubemogul.com/secfiling.cfm?filingID=1193125-16-765227&CIK=1449278.

The information provided herein does not constitute legal or tax advice. We strongly encourage you to seek the advice of a tax or financial consultant if you have specific questions regarding the tax consequences associated with your equity awards.

If you have any questions regarding the terms and conditions of your equity awards, please contact me via email at yvonne.brazil@tubemogul.com.

TREATMENT OF OUTSTANDING EQUITY AWARDS

Question 1:	What impact does the Merger have on my equity awards?

Answer 1:	You may have one or more of the following awards outstanding under the Company’s Equity Plans. Treatment of each type of award is outlined below. Examples of the cash payment calculation for each award type are shown on Exhibit A and examples of the conversion of any Unvested Option or Unvested RSU assumed or replaced by Parent are shown on Exhibit B.

Vested Incentive and Non-Qualified Stock Options (Stock Option). Each unexercised and vested (or required to vest as a result of the Merger) stock option that is outstanding at the Effective Time will be automatically cancelled with each holder of a vested stock option that has an exercise price per share that is lower than the Merger Consideration ($14.00) becoming entitled to receive an amount in cash that is equal to (i) the difference between the exercise price of the stock option and the Merger Consideration multiplied by (ii) the total number of shares subject to the stock option, less applicable withholding taxes. Each stock option that has an exercise price per share that equals or exceeds the Merger Consideration will be cancelled without payment of any amounts in connection with the cancellation.

Vested Restricted Stock Unit Awards (RSU). Each vested RSU that is outstanding as of the Effective Time will be automatically cancelled, and each holder of any vested RSU will receive an amount in cash that is equal to (i) the Merger Consideration multiplied by (ii) the number of shares of common stock subject to such award as of the Effective Time, less applicable withholding taxes.

Unvested Options and Unvested RSUs. Each Unvested Option and each Unvested RSU that is held by a current employee of the Company or any subsidiary of the Company will be converted into a stock option of equivalent value to acquire Parent common stock or RSU of equivalent value in respect of Parent common stock, using a conversion formula based on the ratio of the $14.00 merger consideration to the ten-day trading average of Parent common stock as of the second business day prior to the closing of the Merger, as set forth in more detail in the Merger Agreement. Any Unvested Option or Unvested RSU that is not held by a current employee of the Company or any subsidiary of the Company will be accelerated and treated as a vested stock option or vested RSU.

Question 2:	Is the Company required to withhold taxes?

Answer 2:	The Company will determine the appropriate withholding requirements based on the type of award, type of participant (employee, consultant, etc.), and tax jurisdiction and will withhold based on the requirements in each situation. In general, with respect to equity awards held by current and former U.S. employees, cash payments for canceled equity awards will be subject to income tax and employment tax withholding. The Company cannot provide tax advice to individual participants and recommends that you contact your personal tax advisor.

Question 3:	What happens to my equity awards before the Merger is completed?

Answer 3:	Stock Options: Generally, you are free to exercise your vested stock options at any time on or before the close of business on December 14, 2016 (the Company-imposed “Equity Plan Exercise Blackout”), unless you are subject to the Company’s Insider Trading Policy (see Question 5, below). Please keep in mind that your unvested stock options will vest according to the vesting schedule included in your award agreement. You may not exercise unvested stock options.

RSUs: During the time beginning with the date on which we signed the Merger Agreement (November 10, 2016) and the Effective Time, any RSUs that are scheduled to vest will be processed in the usual manner.

Question 4:	Why is there a deadline on exercising my vested stock options?

Answer 4:	There is a significant amount of administrative work that needs to be completed prior to the completion of the Merger. Accordingly, the Company has imposed an Equity Plan Exercise Blackout (see Question 3). All requests to exercise stock options that are received after December 14, 2016 will not be processed. Therefore, if you wish to exercise your vested stock options prior to the Merger, you must do so before the close of business on December 14, 2016.

Question 5:	If I am subject to the Company’s Insider Trading Policy, may I still exercise my vested stock options?

Answer 5:	All employees remain subject to the Company’s Insider Trading Policy. If you are not in possession of material non-public information, you may exercise your vested stock option. If you are a covered insider, you may exercise your vested stock option with written pre-clearance from the Company’s general counsel. Any exercise permitted under the Company’s Insider Trading Policy, including through pre-clearance, will continue to be subject to the Equity Plan Exercise Blackout discussed in Question 3 above.

If you are unsure about whether you are subject to the Company’s Insider Trading Policy, please contact Eric Deeds at the Company via email at eric.deeds@tubemogul.com.

Question 6:	If I exercise my vested stock options before the Equity Plan Exercise Blackout (see Questions 3 and 4), when and how do I get paid for the shares of Company common stock that I will receive as a result of the exercise?

Answer 6:	If you exercise your vested stock options prior to the Equity Plan Exercise Blackout, your shares will be deposited into your E*Trade account. Common shares held in your E*Trade account will automatically be converted into cash in the same manner as other stockholders who have common shares held in retail brokerage accounts. The cash proceeds will be deposited directly into your brokerage account (see Question 8 below).

Question 7:	Do I need to do anything to receive the cash payment for my equity awards?

Answer 7:	You should review your contact information on file with the Company to ensure that your home address, email address, phone number and other information is correct. The Company provides information to E*Trade for their use in maintaining your plan account.

In addition, all participants should make sure that a W-9 (US participants) or W-8 BEN (foreign participants) has been completed. Please log in to your E*Trade account to make sure the appropriate form is on file for your account.

Question 8:	When will I receive any cash payment I may be entitled to for my vested stock option or RSU?

Answer 8:	Per the Merger Agreement, you will receive the cash payment (if you are entitled to such payment) as soon as possible after the Effective Time, but not later than ten business days after the Effective Time or the first payroll date after the Effective Time. All cash payments will be without interest and subject to applicable withholding taxes. You do not need to take any further action in order to receive the cash payment for your vested stock options or RSUs.

For employees of the Company or any of its subsidiaries, the cash payment will be made through the Company’s payroll system. For non-employee participants, the cash payment will be paid by the exchange agent, American Stock Transfer & Trust Company, LLC, who will, following the Effective Time, mail instructions to such participants for the exchange of their equity awards for the applicable cash payment. Please email me at yvonne.brazil@tubemogul.com with address corrections prior to the Effective Time to ensure prompt delivery.

TAX IMPLICATIONS

The information provided herein does not constitute legal or tax advice. All associates are urged to consult their tax advisors to determine the particular tax consequences associated with their equity awards resulting from the Merger, including the applicability and effect, if any, of U.S. alternative minimum tax, and any state, local, foreign or other tax laws.

NO MERGER

If the Merger does not occur for any reason, none of your awards under the Equity Plans will be cancelled, and you will not receive any cash payment or have your equity award assumed or replaced by Parent, as applicable. Your awards will remain subject to their current vesting schedule.

QUESTIONS

If you have any questions regarding the treatment of your equity awards or common stock held in your E*Trade account, please contact please contact me at yvonne.brazil@tubemogul.com.

NOTICE TO INVESTORS AND SECURITY HOLDERS

Additional Information about the Proposed Offer and Merger and Where to Find It

This communication is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of common stock of the Company or other securities. The solicitation and the offer to buy shares of the Company’s common stock has been made pursuant to a Tender Offer Statement on Schedule TO, containing an offer to purchase, form of letter of transmittal and related tender offer documents, as filed with the SEC on November 18, 2016, and each as amended from time to time. In addition, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the Offer with the SEC on November 18, 2016, which has been and will be amended from time to time. These documents have been mailed to the stockholders of the Company. Stockholders of the Company are able to obtain a free copy of these documents at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov. In addition, the Solicitation/Recommendation Statement and the other documents filed by the Company with the SEC have been made available to all stockholders of the Company free of charge at http://investor.tubemogul.com. THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND HOLDERS OF SECURITIES OF THE COMPANY ARE URGED TO READ THEM CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER.

Cautionary Notice Regarding Forward-Looking Statements

All statements in this communication that are not statements of historical fact are forward looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. These statements involve risks and uncertainties that could cause the Company’s actual results to differ materially from those expressed or implied in forward-looking statements, including, but not limited to: (i) uncertainties as to the timing of the proposed transaction; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of the Company’s stockholders that will support the proposed transaction and tender their shares in the offer; (iv) the possibility that competing offers or acquisition proposals for the Company will be made; (v) the possibility that any or all of the various conditions to the consummation of the proposed transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require the Company to pay a termination fee or other expenses; (vii) the effect of the announcement or pendency of the proposed transaction on the Company’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and partners and others with whom it does business, or its operating results and business generally; (viii) risks related to diverting management’s attention from the Company’s ongoing business operations; (ix) the risk that unexpected costs will be incurred in connection with the proposed transaction; (x) changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; (xi) the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; and (xii) other factors as set forth from time to time in the Company’s filings with the SEC, which are available on the Company’s investor relations website (http://investor.tubemogul.com) and on the SEC’s website (www.sec.gov). All information provided in this communication is as of the date hereof, and stockholders of the Company are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date such statements are made. The Company does not undertake any obligation to publicly update any forward-looking statements to reflect events, circumstances or new information after this communication, or to reflect the occurrence of unanticipated events, except as required by applicable law.

Exhibit A

Equity Award Cash Payment Examples

General Information:

•	All payments are subject to applicable withholding taxes.

Stock Options

Options Granted:		1,000
Options Vested:	500
Options Unvested*:	500
Options Exercised:		(200)
Options Outstanding:		800

No. of Outstanding, Unexercised and Vested Options:	A	300
Exercise Price:	B	$5.50
Merger Consideration:	C	$14.00

Formula:	A * (C-B) = Cash Payment

Vested Options:	A	300
Net Consideration:	C-B	$8.50

Total Cash Payment:		$2,550.00

Restricted Stock Units

RSUs Granted:		1,000
RSUs Vested and Outstanding:	250
RSUs Unvested*:	750

No. of Vested and Outstanding RSUs:	A	250
Merger Consideration:	B	$14.00

Formula:	A * B = Cash Payment

Total Cash Payment:		$3,500.00

*	See Exhibit B for sample conversion calculations of unvested stock options and RSUs.

Exhibit B

Equity Award Conversion Examples

Conversion Ratio

Merger Consideration:	A	$14.00
Average closing price of Parent Common Stock for 10 consecutive trading day period ending on the second business day prior to the closing date:	B	$101.83	*
Formula:	A/B	0.137484

Stock Options

Options Granted:		1,000
Options Vested**:	500
Options Unvested:	500
Options Exercised:		(200)
Options Outstanding:		800

No. of Outstanding, Unexercised and Unvested Options:	A	500
Conversion Ratio:	B	0.137484
Formula:	A * B = Parent Shares

Original Exercise Price:	A	$5.50
Conversion Ratio:	B	0.137484
Formula:	A / B = New Exercise Price

Assumed/Replacement Option:	Option to acquire 68 shares of Parent Common Stock at exercise price of $40 per share.

Restricted Stock Units

RSUs Granted:		1,000
RSUs Vested and Outstanding**:	250
RSUs Unvested:	750

No. of Unvested and Outstanding RSUs:	A	750
Conversion Ratio:	B	0.137484

Formula:	A * B = Parent Shares

Assumed/Replacement RSU:	RSU in respect of 103 shares of Parent Common Stock

*	Actual amount to be determined at the closing of the Merger. Amount included is for illustrative purposes only.
**	See Exhibit A for sample cash payment calculations of vested stock options and RSUs.